Filenr. 082-04865

HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 695 76 11, FAX +31 35 694 78 50

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.

07021177

Date February 9, 2007

Re: **Hagemeyer N.V.,**
Filenr. 082-04865

SUPPL

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Kind regards,

Maureen Pultoo
Secretary

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Enc.

Filenr. 082-04865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 19 January 2007

1. COMMERCIAL REGISTER

Date	Language	Change

2. PRESS RELEASES

Date	Language	Subject
31 January 2007	English + Dutch	Conversion €150,000,000 5.75% subordinated convertible bonds (2009)

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
31 January 2007	English	Notice of redemption 5.75 Subordinated convertible bonds

4. ACCOUNTS

Language	Subject
-	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
8 February 2007	Dutch	Notification of various increases in the company's issued share capital

6. OTHER

Date	Language	Subject
31 January 2007	English	Movements in number of shares outstanding in 2007

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Conversion € 150,000,000 5.75% subordinated convertible bonds due 2009

With reference to our press release of 13 December 2006 Hagemeyer has today formally notified the holders of € 150,000,000 - 5.75% subordinated convertible bonds due 2009 (the "Convertible Bonds") that these will be redeemed on 2 March 2007.

Based on Hagemeyer's current share price, which currently trades well above the conversion price of € 2.04, holders of Convertible Bonds are expected to opt for conversion instead of a redemption of their Convertible Bonds resulting in a maximum dilution of approximately 14%. In the unlikely event that holders of Convertible Bonds opt for redemption, Hagemeyer has sufficient funds available to redeem all Convertible Bonds.

Naarden, 31 January 2007
HAGEMEYER N.V.
Board of Management

Note to the editor:
For further information: Emilie de Wolf
Investor Relations & Group Communications
Tel. +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

In the first nine months of 2006 Hagemeyer had net revenues of € 4.6 billion (FY 2005: € 5.6 billion) and employed approximately 17,600 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PERSBERICHT

Conversie van € 150.000.000 5,75% achtergestelde converteerbare obligaties (2009)

Onder verwijzing naar het persbericht van 13 december 2006 maakt Hagemeyer bekend dat zij vandaag de houders van de € 150.000.000 – 5,75% achtergestelde converteerbare obligaties per 2009 (de "Converteerbare Obligaties") formeel geïnformeerd heeft dat deze op 2 maart 2007 zullen worden afgelost.

Gezien de huidige koers van het aandeel Hagemeyer, die momenteel ruim boven de conversieprijs van € 2,04 ligt, wordt verwacht dat de houders van de Converteerbare Obligaties zullen kiezen voor conversie van hun Converteerbare Obligaties in aandelen in plaats van voor aflossing, hetgeen zal resulteren in een verwatering van maximaal circa 14%. In het onwaarschijnlijke geval dat de houders van Converteerbare Obligaties zouden kiezen voor aflossing, heeft Hagemeyer voldoende middelen beschikbaar om alle Converteerbare Obligaties af te lossen.

Naarden, 31 januari 2007
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie: Emilie de Wolf
Investor Relations & Group Communications
Tel. 035 6957676
www.hagemeyer.com
press@hagemeyer.com

Over de eerste negen maanden van 2006 realiseerde Hagemeyer een netto omzet van € 4,6 miljard (gehele jaar 2005: € 5,6 miljard) en had circa 17.600 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

NOTICE OF REDEMPTION

HAGEMEYER

HAGEMEYER N.V.

(a public company with limited liability incorporated in The Netherlands with its statutory seat in Amsterdam)

5.75% SUBORDINATED CONVERTIBLE BONDS
DUE 2009
ISIN: XS0184118494
Common Code: 018411849
Amsterdam Security Number: 14638

NOTICE IS HEREBY GIVEN in accordance with Article 5(b)(1) of the trust deed (the "Trust Deed") of the 5.75% subordinated convertible bonds due 2009 (the "Bonds") of Hagemeyer N.V. (the "Issuer") that, pursuant to Article 5(b)(1) of the Trust Deed, the Issuer has exercised its option to redeem, and does hereby call for redemption and will redeem on Friday 2 March 2007 (the "Redemption Date"), all of the outstanding Bonds at their principal amount, together with interest accrued to the Redemption Date but unpaid. The Bonds will cease to bear interest from the Redemption Date.

Capitalized terms not otherwise defined herein shall have the meanings set forth in the Trust Deed.

PRINCIPAL AMOUNT AND ACCRUED AND UNPAID INTEREST: The principal amount per Bond is EUR 1,000. On 5 February 2007, ("the Interest Payment Date") the Company will distribute the annual interest relating to the period ending on 4 February 2007 amounting to EUR 57.50 per EUR 1,000 in principal amount of the Bonds. The accrued and unpaid interest on the Bonds from the Interest Payment Date to the Redemption Date will be EUR 3.94 per EUR 1,000 in principal amount of the Bonds.

The holder of each Bond shall have the right to convert such Bond into common shares of the Issuer at the conversion price of EUR 2.04 as from 6 February 2007 up to the close of business on Friday 23 February 2007. Holders who want to convert their Bonds into common shares must satisfy the requirements set forth in the Trust Deed, including providing to ABN AMRO Bank N.V., as paying and conversion agent for the Bonds (the "Paying and Conversion Agent"), a Conversion Notice. Holders who want to convert their Bonds into common shares are strongly advised to do so several days prior to Friday 23 February 2007 to ensure that they fulfill all of the conversion requirements prior to that time. It is the sole responsibility of holders of Bonds to so comply. All holders of Bonds who have not converted their Bonds into common shares by close of business on Friday 23 February 2007 will forfeit their conversion rights and thereafter will, subject to automatic conversion on redemption by the Trustee, only be entitled to receive the principal amount of their Bonds, together with accrued and unpaid interest to the Redemption Date.

The Paying and Conversion Agent, will provide information as to how to convert the Bonds in accordance with the terms of the Trust Deed, and will answer any other questions regarding this Notice of Redemption. For this information you may contact the Paying and Conversion Agent as follows:

ABN AMRO Bank N.V.
Attn. Exchange Agency MF2020
Kemelstede 2
4817 ST Breda
The Netherlands
E-mail: as.exchange.agency@nl.abnamro.com
Fax: +31 76 5799620

Hagemeyer N.V.
Naarden, 31 January 2007

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[redacted] Ingelogd als: admin@62335

Hieronder kunt u als uitgevende instelling de samenstelling van uw geplaatste kapitaal melden. Voor uitgebreidere informat
AFM website.

Hoe voert u een melding in?

1. Als het kapitaal is uitgebreid met een nieuw soort aandeel, selecteer dan in de lege regel het betreffende soort aanc
   Klik op update om de nieuwe regel te bewaren.
2. Als het soort aandeel eerder is gemeld en de positie is gewijzigd, ga dan naar de regel met dit aandeel en klik op ed
   en/of eventuele andere wijzigingen. Klik op update om de gewijzigde positie te bewaren.
3. De melding wordt na verzending door de AFM in behandeling genomen. Nadat de AFM de melding heeft geaccordee

Geplaatst Kapitaal Uitgevende Ir

Datum ontstaan meldingsplicht 9-2-2007

Toon gegevens

Bij AFM bekende gegevens

Uitgevende instelling	Hagemeyer N.V.	Edit
Valuta geplaatst kapitaal	EUR	
Kleinste nominale waarde	1,20	
Totaal geplaatst kapitaal	666.726.657,60	
Totaal aantal stemmen	555.605.548,00	
Laatste meldingsplicht	8-2-2007	
Geactualiseerd op	8-2-2007 16:44:29	

Kapitaalverdeling

Soort aandeel (+ ISIN code)	**Aantal geplaatst**	Aantal stemmen	**Nominale w per aand**
Gewoon aandeel (NL0000355477)	555.605.548,00	555.605.548,00	1,20

Voeg hier uw toelichting op stemrecht en certificaten toe

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Kapitaalverdeling na wijziging

Kleinste nominale waarde	1,20
Totaal geplaatst kapitaal	666.726.657,60
Totaal aantal stemmen	555.605.548,00

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MOVEMENTS IN NUMBER OF SHARES OUTSTANDING 2007
As per January 31, 2007

Hagemeyer N.V.
Treasury Department

	January Actual	February	March	April	May	June	July	August	September	October	November	December	YTD
Ordinary shares [K]													
Opening balance	274	274	274	274	274	274	274	274	274	274	274	274	
Exchanged for CF shares													0
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Closing balance	**274**	**274**	**274**	**274**	**274**	**274**	**274**	**274**	**274**	**274**	**274**	**274**	
Ordinary shares [Registered]													
Opening balance	5,144	5,144	5,144	5,144	5,144	5,144	5,144	5,144	5,144	5,144	5,144	5,144	
Exchanged for CF shares(ex KBW/Stokvis)	0	0	0	0	0	0	0	0	0	0	0	0	0
Stockdividend	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Closing balance	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	**5,144**	
													0
Shares in Register of Shareholders													0
Opening balance	413,154	413,154	413,154	413,154	413,154	413,154	413,154	413,154	413,154	413,154	413,154	413,154	
Registered shareholders													0
Coversion to Ordinary Shares													0
Stockdividend	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Closing balance	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	**413,154**	
Ordinary shares [CF]													
Opening balance	515,894,869	517,231,633	517,231,633	517,231,633	517,231,633	517,231,633	517,231,633	517,231,633	517,231,633	517,231,633	517,231,633	517,231,633	
Exchange of K and Registered shares													0
Share issue	0												0
Exercise of stock options													0
Stock dividend													0
Conversion convertible	1,336,764												1,336,764
Conversion Registered Shares													0
TOTAL	1,336,764	0	0	0	0	0	0	0	0	0	0	0	**1,336,764**
Closing balance	**517,231,633**	**517,231,633**	**517,231,633**	**517,231,633**	**517,231,633**	**517,231,633**	**517,231,633**	**517,231,633**	**517,231,633**	**517,231,633**	**517,231,633**	**517,231,633**	

	NUMBER OF SHARES As at 01/01/07	NUMBER OF SHARES total movements	NUMBER OF SHARES As at 31/01/07	SHARE CAPITAL As at 01/01/07	SHARE CAPITAL total movements	SHARE CAPITAL As at 31/01/07
Ordinary shares [K, EUR 9.60]	274	0	274	2,630.40	0.00	2,630.40
Ordinary shares [Registered, EUR 1.20]	5,144	0	5,144	6,172.80	0.00	6,172.80
Shares in Register of Shareholders(EUR 1.2(	413,154	0	413,154	495,784.80	0.00	495,784.80
Ordinary shares [CF, EUR 1.20]	515,894,869	1,336,764	517,231,633	619,073,842.80	1,604,116.80	620,677,959.60
Total Ordinary shares	516,315,359	1,336,764	517,652,123	619,578,430.80	1,604,116.80	621,182,547.60
[on a EUR 1.20 basis III]						

Total shares		**675,000,000**
Bonds 2009	147.262M/2.04	(72,187,256)
Bonds 2012	134.977M/2.83	(47,695,053)
Total ordinary shares		(517,652,123)
Shares to issue		**37,465,568**

END

09/02/2007 +

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